Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended December 31,
	2008	2009	2010	2011	2012
	(dollars in thousands)
Ratio of earnings to fixed charges
Earnings:
Earnings available for fixed charges	$(38)	$(1,596)	$20,184	$27,473	$5,965
Add:
Fixed charges	231	64	74	-	1
Total income/(loss) for computation of ratio	$193	$(1,532)	$20,258	$27,473	$5,966

Fixed charges:
Total interest expense	$193	$47	$57	$0	$1
Interest factor in rents a	38	17	17	-	-
Total fixed charges	$231	$64	$74	$0	$1

Ratio of earnings to fixed charges b	0.84	(23.94)	273.76	NM	5,966.00

(a)	Interest component of rental expense is estimated based on interest on tenant improvement loan at 4%, which is considered a reasonable approximation of the interest factor.

(b)	In 2009, earnings were weak from the global financial crisis. In 2011, there was no fixed charge.

NM = ratio not meaningful